Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2020 THIRD QUARTER RESULTS CONFERENCE CALL

TORONTO, ON – November 6, 2020 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) will host a conference call on Friday, November 13, 2020 at 10:00 a.m. ET to discuss its 2020 third quarter results. The Company plans to release its financial results at 7:00 a.m. ET the same day.

Conference Call Details

To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 6191323. A taped replay of the conference call will be available until Friday, November 20, 2020 by calling (855) 859-2056, reference number 6191323. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/6kpdmwn6

About Sprott

Sprott is an alternative asset manager and a global leader in precious metal investments. Through its subsidiaries in Canada, the US and Asia, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.